NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING RECEIVES POSITIVE SILVER AND GOLD INITIAL ASSAY RESULTS
FROM RED EYE PROJECT

VANCOUVER, B.C., August 31, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA), (the "Company" or "Nicola") is pleased to announce that it has received initial assays results two mill feed stockpiles comprised of material originating from Red Eye Resources Ltd. ("Red Eye Resources") stockpiles.  The Company announced in its August 17th, 2026, news release that the two parties had entered into a profit share agreement1.

A total of 47.82 kilograms representative of two stockpiles; 34.31 kilograms from the larger stockpile (approximately 1200 tonnes) and 14.87 kilograms from the smaller stockpile (approximately 300 tonnes), respectively.

Table 1:  Samples taken from large and small stockpiles

Sample	Kg	Au / ppm	Ag / ppm
Small Stockpile
RE-01	3.57	0.224	242.87
RE-02	5.46	0.375	-
RE-03	5.84	0.096	-
Large Stockpile
RE-04	6.65	18.148	4817.38
RE-05	3.55	0.182	70.44
RE-06	5.85	0.646	180.19
RE-07	3.84	0.698	219.96
RE-08	3.47	0.234	29.26
RE-09	5.26	0.103	18.11
RE-10	4.33	0.631	180.05
Total Sample Kg	47.82

The above representative results indicate an overall weighted average grade of 2.83 grams Au and 753.41 grams Ag2.  The Company will now move forward with laboratory simulations to maximize recovery.

Sampling Program

The purpose of this sampling program was to characterize the grades within the two piles to determine whether to process the material at Nicolas's Merritt Mill. The small pile measured approximately 27m by 8m by 1.5m and consists of a single source of material. The larger pile measured approximately 18m by 13m by 3.5m (at the time of sampling) and consists of multiple sources of material.

1 August 17, 2026, news release:  Link

2 It should be noted that grades are based on limited results and may not be accurate.

Sampling was carried out by Nicola geologists. The samples were collected from the surface of the piles to best represent the accessible material. Samples were collected by hand, placed in a poly bag, labeled on the outside, and secured with a zip tie. Samples averaged 3 to 6 kilograms each and included fine material up to slightly larger than fist-sized chunks. Each sample was a composite of material from within an area of a few metres by a few metres. The samples were then transported by Nicola geologists to Paragon Geochemical laboratory in Surrey BC, an independent ISO 17025:2017 accredited geochemical testing laboratory. Samples where crushed and pulverized (lab code PREP) then analyzed for gold and silver using 2-cycle PhotonAssayTM (lab code (PA-AU02/AG02 Au and Ag).

Results of this program should not be considered representative of the entire volume of material contained within the piles, since buried material was not accessible for sampling, and more material was added to the larger pile after the samples were collected. As well, the high variability of results adds uncertainty to the grade distribution.

Qualified Person

The scientific and technical disclosures included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ, the TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property, which covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information: Contact: Bill Cawker

Phone: (604) 649-0080

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.